Date: August 1st, 2005
To: Peter Sobiloff, Chairman of the Board of Directors, Greenfield Online, Inc.
Dear Peter:
Please accept this letter as my resignation from my position as director of Greenfield Online, Inc. effective immediately. It has been a pleasure serving on the Greenfield board and working with its directors, officers and employees. Please be advised that I have not tendered my resignation due to any disagreement with Greenfield Online with regard to any of its operations, policies or practices.
Best Regards
/s/ Larry Handen
Larry Handen